UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                                CommScope, Inc.
 ------------------------------------------------------------------------------
                               (Name of Issuer)



                   Common Stock (par value $0.01 per share)
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   203372107
                 --------------------------------------------
                                (CUSIP Number)


                               November 16, 2001
 ------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)



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-----------------------
  CUSIP NO.  203372107                      13G
-----------------------

------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lucent Technologies Inc.
------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER
   NUMBER OF                        10,200,000
    SHARES        ------------------------------------------------------------
 BENEFICIALLY              6.       SHARED VOTING POWER
   OWNED BY                         0
     EACH         ------------------------------------------------------------
   REPORTING               7.       SOLE DISPOSITIVE POWER
   PERSON                           10,200,000
    WITH       ------------------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                    0
------------------------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,200,000
------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [_]
------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         16.5
------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (See Instructions)

         CO


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Item 1(a).         Name of Issuer:

                   CommScope, Inc.

Item 1(b).         Address of Issuer's Principal Executive Offices:

                   1375 Lenoir-Rhyne Blvd.
                   Hickory, NC 28602

Item 2(a).         Name of Person Filing:

                   Lucent Technologies Inc.

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   600 Mountain Avenue
                   Murray Hill, NJ 07974

Item 2(c).         Citizenship:

                   Delaware

Item 2(d).         Title of Class of Securities:

                   Common Stock, par value $0.01 per share

Item 2(e).         CUSIP Number:

                   203372107

Item 3. Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.            Ownership.

          (a).     Amount beneficially owned:

                   See the response to Item 9 on the attached cover page.

          (b).     Percent of class:

                   See the response to Item 11 on the attached cover page.

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.

                   (ii). Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover page.

                   (iii). Sole power to dispose or to direct the disposition of:
                          See the response to Item 7 on the attached cover page.

                   (iv). Shared power to dispose or to direct the disposition of: See the response to Item 8 on the attached cover page.

Item 5.            Ownership of Five Percent or Less of a Class.

                          Not applicable.

Item 6             Ownership of More than Five Percent on Behalf of Another
                   Person.

                          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                          Not applicable.

Item 8.            Identification and Classification of Members of the Group.



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                          Not applicable.

Item 9.            Notice of Dissolution of Group.

                          Not applicable.

Item 10.           Certification.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  November 26, 2001



                                             LUCENT TECHNOLOGIES INC.,

                                                by    /s/ Richard J. Rawson
                                                   ----------------------------
                                                   Name:  Richard J. Rawson
                                                   Title: Senior Vice President,
                                                          General Counsel and
                                                          Secretary